

March 3, 2025

Nir Klein
Chief Executive Officer
Silynxcom Ltd.
7 Giborei Israel
Netanya, 4250407, Israel

> **Re: Silynxcom Ltd.**
> **Registration Statement on Form F-3**
> **Filed on February 28, 2025**
> **File No. 333-285443**

Dear Nir Klein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing